

Mail Stop 4720

October 3, 2016

Mr. Alexander Saverys
Chief Executive Officer and President
Hunter Maritime Acquisition Corp.
c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road, P.O. Box 3055
Majuro, Marshall Islands MH96960

> **Re:** **Hunter Maritime Acquisition Corp.**
> **Draft Registration Statement on Form F-1**
> **Submitted September 7, 2016**
> **CIK No. 0001679450**

Dear Mr. Saverys:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us a copy of all graphic, maps, photographs, and related captions, or other artwork including logos that you intend to include in your prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section entitled "The International Shipping Industry" beginning on page 117. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Risk Factors, page 28

4. We note that on page 4 and 84 of the registration statement you disclose that none of your management team "has had direct experience with [blank check or] special purpose acquisition companies." Please add a risk factor addressing this statement.

If third parties bring claims against us, the proceeds held in the trust account could be reduced . . . , page 36

5. We note that on page 109 you state that if you are unable to complete your initial business combination, the amount you public shareholders would receive at dissolution "would be $10.00 [per share]." You go on to state, however, that the trust account could become subject to claims by creditors and/or other third parties such that you cannot assure shareholders that they will receive this amount. Please revise this risk factor to describe what value per share a shareholder can expect to receive at redemption.

Our officers and directors presently have . . . , page 49

6. We note that your assertion that the "fiduciary or contractual obligations to [other] entities" that your officers and directors possess will not materially undermine or affect your ability to complete your initial business combination. Please revise your risk factor disclosure to address the potential consequences of this issue.

In order to effectual an initial business combination, blank check companies have, in the past, amended various provisions of their charters and other governing instruments . . . , page 54

7. Please expand your disclosure to discuss whether the type of potential amendments you could potentially make would fundamentally change the nature of the security being offered through this registration statement.

Because we are incorporated under the laws of the Republic of the Marshall Islands . . . , page 58

8. We note your disclosure here and on page 1 that the Marshall Islands has a "less developed body of securities laws as compared to the United States and provides protections to an investor to a lesser extent." Please revise your disclosure to make it

clear that you are subject to the federal securities laws of the United States as well as the laws of the Marshall Islands.

Proposed Business

Business Opportunity and Strategy, page 83

9. Please revise this section to discuss whether the evaluation of a prospective target business or entity includes consideration of whether management will retain their positions after the initial business combination.

Description of Securities

Limitation on Liability and Indemnification of Directors and Officers, page 166

10. We note that your constitutive documents indemnify your directors and officers to the fullest extent of the law. However, as you later disclose, the fact that your directors and officers have insurance taken out against any liability of theirs, and have waived any right to monies in the trust account, may discourage shareholders from bringing lawsuits against them for breach of their fiduciary duty. Please revise your disclosure to include a risk factor addressing this fact.

Signatures

11. Please include the signature of your controller or chief accounting officer. Refer to Instruction 1 to Signatures on Form F-1 for additional guidance.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Gary Wolfe, Esq.